633 West Fifth Street, Suite 4000 Los Angeles, California 90071-2007 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com

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VIA EDGAR AND FEDEX

Michael McTiernan, Esq.

Special Counsel

Office of Real Estate and Business Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hard Rock Hotel Holdings, LLC

Form 10-12G

File No. 000-52992

Filed February 1, 2008

Dear Mr. McTiernan:

On behalf of Hard Rock Hotel Holdings, LLC (the “Company”), we are supplementally providing to you the Company’s responses to the comments in your letter of February 11, 2008 with respect to Amendment No. 1 to the Company’s Registration Statement on Form 10 (the “Form 10”). The Company concurrently is filing Amendment No. 2 to the Form 10, which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from the letter in the order presented. The responses are based on information provided to us by the Company.

February 13, 2008

The Hotel, page 8

1.	We note your response to comment 4. With respect to your average occupancy rate, please include a statement in your filing affirming that you do not know the number of occupied rooms that are provided on a complimentary basis and that acquiring such information would require unreasonable effort or expense. Refer to Rule 12b-21 of the Securities Exchange Act of 1934.

Response:

The Company confirms that it does not separately account for the number of occupied rooms that are provided on a complimentary basis, and obtaining such information would require unreasonable effort and expense within the meaning of Rule 12b-21 under the Exchange Act. The Company has revised the disclosure as requested. Please see pages 8 and 46 of the Form 10.

2.	We note your response to our prior comment four. Please tell us and expand the disclosure to define how daily lodging revenue is calculated; within your response, please tell us how lodging revenue is derived from the financial statements.

Response:

The Company does not derive the amount of its daily lodging revenue from its financial statements. Conversely, the Company accounts for lodging revenue on a daily basis, and the amount of lodging revenue reflected in its financial statements is the sum of the daily lodging revenue for each of the days in the relevant period. The Company believes that its method of calculating lodging revenue is customary for the lodging industry. (By way of clarification, the Company also accounts for the amount of lodging revenue for rooms provided on a complimentary basis. However, it does not separately track the number of rooms provided on a complimentary basis, which is why it previously advised the Staff that it is unable to calculate average occupancy rate or average daily rate, excluding complimentary rooms.)

The Company has revised the disclosure as requested. Please see pages 8 and 46 of the Form 10.

February 13, 2008

Results of Operations, page 47

3.	We note your response to our prior comment 14. We continue to note amounts in the narrative discussion of your results of operation that do not seem to be consistent with the amounts presented on your financial statements, specifically casino expenses and net income for the year ended December 31, 2006 on pages 53 and 54, respectively. Please review your results of operations for any other inconsistencies. Please revise your filing for consistency and to the extent necessary, update your explanations of the increases or decreases between periods.

Response:

The Company has reviewed its results of operations for consistency with its financial statements. The Company confirms that the only amounts in the narrative discussion of its results of operation that are not consistent with its financial statements are the casino expenses and net income for the year ended December 31, 2006 disclosed on pages 53 and 54. The Company has revised these amounts to make them consistent with the financial statements. Please see pages 53 and 54 of the Form 10.

Annual Incentive Compensation, page 71

4.	We note your response to comment 22. Please include the specific amounts for your performance targets and results in your analysis in the second paragraph.

Response:

The Company has revised the disclosure as requested. Please see page 73 of the Form 10.

Equity Grants, page 74

5.	We note that in addition to the bonus Mr. Kwasniewski received restricted stock and options. Please disclose how the amount of equity grants was determined.

Response:

The Company has revised the disclosure as requested. Please see page 74 of the Form 10.

February 13, 2008

Financial Statements for Hard Rock Hotel Holdings, LLC as of and for the period ending September 30, 2007, page F-29

6.	Please be reminded that your financial statements will go stale on February 14, 2007.

Response:

The Company acknowledges that its financial statements will go stale on February 14, 2008. If the filing of an additional amendment to the Form 10 is required after such date to respond to further comments from the Staff, then such filing will include an audited balance sheet as of December 31, 2007 under Rule 3-01 of Regulation S-X, audited statements of income and cash flows for the year ended December 31, 2007 under Rule 3-02 of Regulation S-X and an analysis of changes in stockholders’ equity in such balance sheet under Rule 3-04 of Regulation S-X. If the filing is made after February 18, 2008 (the date on which the Form 10 becomes effective under Section 12(g)(1) of the Exchange Act), then the Company will include such financial statements in a post-effective amendment to the Form 10. However, if the Staff has no further comments on the Form 10, then the Company will defer the filing of such financial statements to the time it files its Annual Report on Form 10-K for the year ended December 31, 2007.

February 13, 2008

Please call John Huber at (202) 637-2242 to discuss this letter.

Very truly yours,

/s/ David Zaheer

David A. Zaheer, Esq.
of LATHAM & WATKINS LLP

cc:	David Smail, Esq.

John Huber, Esq.

Thomas Sadler, Esq.